Simpson Thacher & Bartlett

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TELEPHONE: +852-2514-7600

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Direct Dial Number	E-mail Address
(852) 2514-7650	clin@stblaw.com

October 19, 2018

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Ruhnn Holding Limited

Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, Ruhnn Holding Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”).  The ADSs are currently expected to be listed on the Nasdaq Global Market.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).  The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

As an Emerging Growth Company, the Company has included in the Draft Registration Statement audited consolidated financial statements of its predecessor as of and for the fiscal years ended March 31, 2017 and 2018.

*           *          *

DANIEL FERTIG	ADAM C. FURBER	IAN C. HO	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL		CHRISTOPHER K.S. WONG
RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:
NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

If you have any questions regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Yi Gao at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Chris Lin
Chris Lin

Enclosures

cc:                                Ruhnn Holding Limited

Min Feng, Chairman

Lei Sun, Director and Chief Executive Officer

Zhenbo Chi, Chief Financial Officer

Wen Zhou, Vice President

Simpson Thacher & Bartlett

Daniel Fertig

Yi Gao

Latham & Watkins

Allen C. Wang

Deloitte Touche Tohmatsu Certified Public Accountants LLP